August 18, 2006
Mr. John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
11 F Street NE
Washington, DC 20549
Dear Mr. Nolan:
As informed to you yesterday, on June 30, 2006, Westernbank Puerto Rico (“Westernbank”), wholly owned subsidiary of W Holding Company, Inc., entered into an agreement with Doral Financial Corporation and its affiliates (“Doral”) pursuant to which Westernbank acquired certain additional rights from Doral with respect to a series of mortgage loans pools acquired since 1997 with an aggregate actual unpaid principal balance of $940.4 million. The agreement eliminated the recourse provision on the underlying loans, terminated the counterparties’ call rights, converted the return from a variable to a fixed rate, and called for a net compensation of $25.8 million to Westernbank. Although one of the main purposes of that transaction was to give Westernbank the ability to utilize sale accounting treatment, because most of the individual mortgage loans were originally transferred to the ultimate transferor within the mortgage originator group by two of its affiliates, Westernbank is not able to document that the transfers of loans from the affiliates to the entity that subsequently transferred the loans to Westernbank met all the criteria for sale accounting under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. As a result, Westernbank continues to present these transactions as commercial loans secured by real estate mortgages. The net compensation of $25.8 million received by Westernbank in connection with the June 30, 2006 transaction will be amortized over the remaining life of these loans as a yield adjustment.
Westernbank requested documentation from Doral and will evaluate the same during the course of the next few weeks in order to satisfy this issue.
Should you need any other information, please contact the undersigned at (787) 834-8617 or via e-mail at freddym@wbpr.com.
Truly yours,
/s/ Freddy Maldonado
President and Chief Investment Officer